 FUNDRISE | Income Interval Fund

Financing new home construction near Atlanta, GA

This innovative investment structure is intended to provide an attractive income yield.

We've invested in the acquisition and development of an approximately 328-acre property in Bethlehem, Georgia, roughly 50 minutes northeast of downtown Atlanta, as the future site of a new community of 563 single-family homes. As part of this investment, we've entered into an agreement with a national homebuilder to provide financing for the development of the land in exchange for earning a fixed rate of return of **roughly 9.5% annually**.

Strategy

This investment follows a Fixed Income strategy.

Business plan

The goal of this investment is to produce an **attractive income stream** through financing the development of new housing in a growing area. The business plan shares much in common with other acquisition and construction financing that you may be familiar with if you've been investing with us for a while, with the primary difference being that we acquired the property, rather than providing a loan to the builder.

As the property owner, we have engaged the builder to perform the land development, which essentially means taking raw land and performing all the improvements needed before vertical construction on the homes can begin (e.g. grading and water retention, paving roads and sidewalks, running utilities, and pouring foundations). The builder has agreed to deliver this work at a fixed price, which we will fund in draws as certain milestones are completed.

In addition, we have an agreement with the builder whereby they are entitled to buy the finished lots from us at a set price. To maintain these rights, they have agreed to pay a fixed monthly payment, which functions similarly to an interest payment, along with posting a non-refundable deposit of 15% of the finished lot purchase price.

The combined effect of these agreements is that we are financing the property acquisition and initial phase of development, which creates an inventory pipeline of finished lots for the builder without tying up their capital. In exchange for providing this benefit, we can earn an attractive yield on our investment with a considerable margin of safety, while yields on many other investments are at or near historic lows.

Why we invested

- **Attractive margin of safety:** In addition to being owners of the land, the homebuilder has provided a deposit in the amount of 15% of the finished lot costs, which serves to further reduce our risk.

- **Growing local economy:** Bethlehem, Georgia, is part of the greater Atlanta metropolitan area, a 50-minute drive to Atlanta's downtown. The greater Atlanta MSA is quickly evolving into an epicenter of innovation, fueled by the business-friendly climate, geographic location, highly skilled workforce, and top-ranking universities. Georgia Department of Economic Development reported that in 2020-2021 Georgia ranked seventh in the nation for net domestic migration, with Atlanta as the number six city for job seekers in the U.S.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

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